China Ceramics Co., Ltd.

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City,

Fujian Province, People’s Republic of China

October 1, 2020

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration

China Ceramics Co., Ltd - Registration Statement on Form F-3

SEC File No. 333-248998

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), China Ceramics Co., Ltd. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-3 (File No. 333-248998) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on October 5, 2020, or as soon thereafter as practicable.

Very truly yours,

China Ceramics Co., Ltd.

/s/ Edmund Hen Man

Name:        Edmund Hen Man

Title: Chief Financial Officer